AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

July 1, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Gowetski and Mary Beth Breslin

Re:	AltC Acquisition Corp. Withdrawal of Acceleration Request for Registration Statement on Form S-1 Filed March 15, 2021, as amended File No. 333-249554

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 28, 2021, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-249554) (the “Registration Statement”) of AltC Acquisition Corp. to 4:00 P.M. ET on June 30, 2021 or as soon as practicable thereafter, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Barbra J. Broudy of Weil, Gotshal & Manges LLP at (212) 310-8744 or Alexander D. Lynch at (212) 310-8971 with any questions you may have concerning this request.

Very truly yours,

AltC Acquisition Corp.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer